UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2016

OR

___	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to________

Commission file number 001-36865

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rocky Mountain Chocolate Factory, Inc.

265 Turner Drive

Durango, CO 81303

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
FORM 11-K
TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits, as of February 29, 2016 and February 28, 2015	4

Statement of Changes in Net Assets Available for Benefits, for the year ended February 29, 2016	5

Notes to Financial Statements	6-10

Supplemental Schedules

Schedule H, Part IV, Line 4i; Schedule of Assets (Held At End of Year) – February 29, 2016	11

Schedule H, Part IV, Line 4j; Schedule of Reportable transactions	12

SIGNATURES	13

Exhibits	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Investment Committee

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan

Durango, Colorado

We have audited the accompanying statements of net assets available for benefits of Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) as of February 29, 2016 and February 28, 2015, and the related statement of changes in net assets available for benefits for the year ended February 29, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 29, 2016 and February 28, 2015, and the changes in net assets available for benefits for the year ended February 29, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) and schedule of reportable transactions as of February 29, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EKS&H LLLP

EKS&H LLLP

August 18, 2016

Denver, Colorado

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	February 29,	February 28,
	2016	2015
Assets
Investments, at fair value
Investments in common/collective trusts	$1,579,364	$1,183,242
Mutual funds	2,998,004	3,548,596
Common stock	1,594,396	2,229,317

Total investments	6,171,764	6,961,155

Receivables
Employer contributions	61,843	58,738
Participant loans	77,991	104,782
Dividends receivable	16,827	15,608

Total assets	6,328,425	7,140,283

Liabilities
Excess contributions	21,377	18,121

Net assets available for benefits	$6,307,048	$7,122,162

The accompanying notes are an integral part of these statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended February 29, 2016
Investment income (loss)
Net depreciation in fair value of investments	$(1,215,523)
Interest and dividends from investments	247,784
Interest income from participant loans	4,879

Total investment loss	(962,860)

Contributions
Employer	61,843
Participants	326,978

Total contributions	388,821

Deductions from net assets:
Benefits paid to participants	239,735
Administrative expenses	1,340

Total deductions	241,075

Net decrease	(815,114)

Net assets available for benefits
Beginning of year	7,122,162

End of year	$6,307,048

The accompanying notes are an integral part of these statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

General

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) became effective June 1, 1994. The following description provides only general information and participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers all eligible employees of Rocky Mountain Chocolate Factory, Inc. and its wholly-owned subsidiary, Aspen Leaf Yogurt, LLC (the “Company”).

The Board of Directors of the Company administers the Plan. Wells Fargo Retirement Plan Services, Inc. ("Trustee") serves as trustee, manages Plan assets, and maintains the Plan's records. The Plan offers participants a variety of investment options, including mutual funds, common/collective trusts and Company stock. Individual accounts are invested in the various investment options at the direction of the participants.

Eligibility

An employee becomes eligible to participate in the Plan as of March 1, June 1, September 1, or December 1 subsequent to the employee completing 1,000 hours of service during a twelve consecutive month period beginning on the date of hire and having attained age 21.

Contributions

Participants may elect to contribute a portion of compensation up to the Plan limits. A participant’s contribution made by salary deferral, which results in a reduction of taxable income to the participant, was limited by the IRS to $18,000 for the year ended February 29, 2016 in accordance with the Internal Revenue Code. If an eligible participant is 50 years of age or older, they may contribute up to $24,000. Participants may also add rollover contributions from other qualified plans.

During the plan year ended February 29, 2016 and February 28, 2015 a total of $21,377 and $18,121 in employee contributions, in excess of amounts allowed by IRS nondiscrimination rules were made to the Plan by Plan participants. Excess contributions are returned to participants subsequent to year end.

The Plan provides for Company matching contributions equal to 25% of the participant contributions up to 6% of each employee’s annual compensation for those employees employed as of the last day of the plan year. The Company made matching contributions of $61,843 for the year ended February 29, 2016. Also, the Company may make discretionary contributions to the Plan. During the year ended February 29, 2016, the Company did not make a discretionary contribution to the Plan. The Company makes its matching contributions in a lump sum payment subsequent to the fiscal year end. These contributions are allocated directly to participants’ accounts.

Participants' Accounts

Each participant's account is credited or charged with the participant's contribution and an allocation of the Company's contribution, forfeitures, Plan expenses and Plan earnings or losses thereon. Allocations are based upon Plan earnings or losses thereon and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant's account.

Vesting

Participants are 100% vested in their salary deferrals at all times and can withdraw their voluntary contributions from the Plan upon termination of employment. A participant becomes 100% vested in employer contributions after three years of continued service or upon the participant’s death, disability or attaining normal retirement age, and becomes 33% vested after year one, 67% vested after year two, and 100% vested after year three.

Forfeitures

Forfeitures of non-vested balances for terminated employees are used to reduce future Company contributions. No forfeitures were used to reduce the Company’s contribution during the year ended February 29, 2016. At February 29, 2016 and February 28, 2015, $2,008 and $1,730, respectively, were available to reduce future Company contributions.

Payment of Benefits

In the case of death, disability or retirement, a participant’s benefits become payable as soon as administratively feasible. The Plan provides three payment options associated with the distribution of benefits: 1) lump-sum, 2) transfer of benefits to another qualified retirement plan and 3) periodic installments as defined in the Plan agreement. Upon termination for causes other than death, disability or retirement, participants may receive payment of their vested account in a lump sum payment or by rolling over the account. The Plan also allows for payment of benefits for financial hardship. A hardship distribution may be made to satisfy certain immediate and heavy financial needs that a participant may have. Benefit payments are recorded by the Plan when paid.

Administrative Expenses

The Company provides, at no cost to the Plan, certain administrative, accounting and legal services to the Plan and also pays the cost of certain outside services for the Plan. All transaction costs and certain Plan administrative expenses are paid for by the Plan.

Participant Loans

Participants may obtain loans in amounts up to the lesser of 50% of their vested balance or $50,000 for a period not to exceed 5 years unless the proceeds are used to acquire the participant’s principal residence. Loans used to acquire real estate that serves as the participant’s primary residence may, subject to the Administrator’s determination, be repaid over a period longer than five years. The loans are collateralized by the participant accounts. The loans bear interest at a rate determined at the inception of the loan. The interest rate ranged from 5.25% and 5.50% on outstanding loans at February 29, 2016. Loan principal and interest are repaid bi-weekly through payroll deductions and mature between June 2016 and June 2020.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and in accordance with the Plan agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock are stated at fair value as determined by quoted market prices. Investments are recorded at net asset value (“NAV”) for common collective trust fund as reported to the Plan by the trustee as a practical expedient for fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements. There were no changes to the valuation techniques used during the period.

The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits, and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or the year-end fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest is recognized on the accrual method and dividends are recorded on the ex-dividend date.

Risk and Uncertainties

The Plan provides for various investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in securities of U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Recent Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by ASC No. 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for the Plan for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. The Plan adopted ASU 2015-07 as of February 29, 2016. The adoption did not affect the Plan’s reported net assets available for benefits or changes in net assets available for benefits. Prior periods were retrospectively adjusted.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU 2015-12 eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU 2015-12 eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU 2015-12 is not applicable to the Plan. The ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. The Plan adopted Parts I and II as of February 29, 2016. The adoption did not affect the Plan’s reported net assets available for benefits or changes in net assets available for benefits. Prior periods were retrospectively adjusted.

NOTE 3 - PLAN AMENDMENT AND INCOME TAX STATUS

The IRS has issued an opinion letter indicating that the prototype plan document adopted by the Plan, as then designated, qualifies under section 401(a) of the Internal Revenue Code. The Plan has not received a determination letter specific to the Plan itself; however, the Plan administrator believes that the Plan was designed and is being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of February 29, 2016 and February 28, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 4 – CONCENTRATION OF INVESTMENTS

Investments that individually represent 10% or more of the Plan’s net assets available for benefit at February 29, 2016 and February 28, 2015:

	2016	2015
Investments in common/collective trust
Wells Fargo Stable Return Fund	$886,896	$1,098,577
Mutual funds
JP Morgan Large Cap Growth Select Fund	726,910	725,724
Common stock
Rocky Mountain Chocolate Factory, Inc.	1,594,396	2,229,317

NOTE 5 - RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of the Company and funds managed by the Trustee. As the Company is the sponsoring entity of the Plan, these transactions, as well as all transactions related to the Trustee, and participant loans, qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. During the year ended February 29, 2016, the Plan’s investments included party-in-interest investments totaling $4,213,256 and consisting of the following:

Shares of the Company	$1,594,396
Investments related to Trustee	2,540,869
Participant loans	77,991
$4,213,256

NOTE 6 - TERMINATION OF THE PLAN

While the Company has not expressed any intent to discontinue the Plan, it may, by action of its Board of Directors, terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the participants become fully vested in their accounts, and the Plan administrator is to distribute each participant’s interest to the participant or their beneficiaries.

NOTE 7 -      FAIR VALUE ACCOUNTING

The Plan applies Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820) which establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2:

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Wells Fargo/BlackRock S&P MidCap Index Fund, Wells Fargo/BlackRock Russell 2000 Index Fund, and Wells Fargo/BlackRock S&P 500 Index Fund are held in common collective trust funds, which consist of investments in mutual funds, collective trusts and pooled separate accounts. The Wells Fargo Collective Stable Return Fund, held in a common collective trust fund, invests in fully benefit-responsive guaranteed investment contracts. These investments are valued at their net asset values (“NAV”) per share as of the close of business on the valuation date. The NAV is quoted on a private market that is not active; however, the unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. These investments are valued at the NAV of the units held by the Plan. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

The Plan’s investment assets at fair value, within the fair value hierarchy, as of February 29, 2016 and February 28, 2015 are as follows:

Assets Measured at Fair Values as of February 29, 2016

Description	Level 1	Level 2	Level 3	Total
Investments in common/collective trusts – measured at net asset value*	$-	$-	$-	$1,579,364
Mutual funds	2,998,004			2,998,004
Common stock	1,594,396	-	-	1,594,396

Total	$4,592,400	$-	$-	$6,171,764

Assets Measured at Fair Values as of February 28, 2015

Description	Level 1	Level 2	Level 3	Total
Investments in common/collective trusts – measured at net asset value*	$-	$-	$-	$1,183,242
Mutual funds	3,548,596			3,548,596
Common stock	2,229,317	-	-	2,229,317

Total	$5,777,913	$-	$-	$6,961,155

* In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits as reported in the financial statements to the nest assets reported on the Form 5500 at February 28 or 29 follows:

	2016	2015
Net assets available for benefit per the accompanying financial statements:	$6,307,048	$7,122,162
Adjustment from contract value to fair value	4,424	15,212
Net assets as reported on Form 5500	$6,311,472	$7,137,374

Year ended February 29, 2016
Investment loss as reported in the accompanying financial statements	$(962,860)
Changes in adjustment to fair value from contract value	(10,788)
Investment loss as reported on Form 5500	$(973,648)

The accompanying Financial Statements present the stable value fund, a common collective trust fund, at NAV; NAV includes indirect investments of fully benefit-responsive contracts measured at contract value. The Form 5500 requires reconciliation between the fair value and contract value.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through the auditor’s report date, which is the date the financial statements were available for issuance and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

February 29, 2016

EIN: 84-0910696

Plan No. 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Wells Fargo Stable Return Fund N	Common/collective trust	$ 882,472
*	Wells Fargo/BlackRock S&P Mid Cap Index Fund	Common/collective trust	76,007
*	Wells Fargo/BlackRock RU 2000 Index Fund	Common/collective trust	26,161
*	Wells Fargo/BlackRock S&P 500 Index Fund	Common/collective trust	594,724
*	Wells Fargo Advantage Small Cap Opportunities Fund	Mutual Fund	230,843
*	Wells Fargo Core Bond Fund	Mutual Fund	232,195
*	Wells Fargo Advantage Dow Jones Target Today Fund	Mutual Fund	27,328
*	Wells Fargo Advantage Dow Jones Target 2010 Fund	Mutual Fund	21,574
*	Wells Fargo Advantage Dow Jones Target 2020 Fund	Mutual Fund	150,220
*	Wells Fargo Advantage Dow Jones Target 2030 Fund	Mutual Fund	111,875
*	Wells Fargo Advantage Dow Jones Target 2040 Fund	Mutual Fund	27,017
*	Wells Fargo Advantage Dow Jones Target 2050 Fund	Mutual Fund	156,029
	American Funds Europacific Growth Fund	Mutual Fund	370,479
	T. Rowe Price Mid Cap Value Fund	Mutual Fund	189,318
	Artisan Mid Cap Fund	Mutual Fund	134,963
	JP Morgan Large Cap Growth	Mutual Fund	726,910
	American Beacon Large Cap Value Fund	Mutual Fund	290,351
	T. Rowe Price International Equity Index Fund	Mutual Fund	56,317
	T. Rowe Price Emerging Markets Stock Fund	Mutual Fund	73,373
	Pimco Income Fund	Mutual Fund	199,212
*	Rocky Mountain Chocolate Factory, Inc.	Common Stock	1,594,396
*	Participant loans	Participant loans – interest at rates ranging from 5.25% to 5.50%, maturing from June 2016 to June 2020, collateralized by participant account balances	77,991

	Total		$6,249,755

*	Indicates a party-in-interest.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

February 29, 2016

EIN: 84-0910696

Plan No. 001

(a) Identity of Party Involved	(b) Description of Asset	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(i) Gain (Loss)

Single transaction which exceeds 5% of net assets available for benefits as of the beginning of the plan year:
Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund N		$962,204	$-	$962,204	$-
Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund N60		-	962,204	883,600	78,604
Wells Fargo Bank, N.A.	America Beacon Large Cap Value Fund I Class		423,633	-	423,633	-
Wells Fargo Bank, N.A.	America Beacon Large Cap Value Fund Investor Class		-	423,633	351,903	71,730
Wells Fargo Bank, N.A.	Wells Fargo/BlackRock S&P 500 Index Fund		621,169	-	621,169	-
Wells Fargo Bank, N.A.	Wells Fargo Advantage Index		-	621,169	451,745	169,424
Wells Fargo Bank, N.A.	American Funds EuroPacific Growth-R6		427,490	-	427,490	-
Wells Fargo Bank, N.A.	American Funds EuroPacific Growth-R4		-	427,490	378,252	49,238
Wells Fargo Bank, N.A.	JP Morgan Large Cap Growth A		774,305	-	774,305	-
Wells Fargo Bank, N.A.	JP Morgan Large Cap Growth Select		-	774,305	507,992	266,313

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

BY ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. PLAN ADMINISTRATOR

Date: August 18, 2016	/s/ Bryan J. Merryman
Bryan J. Merryman, Chief Operating Officer, Chief Financial Officer, Treasurer,
Director and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference to

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.